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                               January 21, 2021

       Paul Pereira
       Chief Executive Officer
       Alfi, Inc.
       429 Lenox Avenue
       Suite 547
       Miami Beach, FL 33139

                                                        Re: Alfi, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251959

       Dear Mr. Pereira:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Provisions in our Charter and Delaware law, page 23

   1. We note your response to prior comment 4. Your statement that the Court of Chancery and the federal
district court for the District of Delaware shall have concurrent jurisdiction for Securities Act
claims is inconsistent with the revised disclosure and your disclosure on page 58. Please also
revise your prospectus to state that there is uncertainty as to whether a court would enforce
your exclusive forum provision. In this regard, we note that Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Paul Pereira
Alfi, Inc.
January 21, 2021
Page 2
Business, page 37

2. We note your response to prior comment 8. The disclosure on page F-15 is inconsistent with your statement that you have not yet entered into any license agreements. Please revise or advise.
Description of Capital Stock
Securities Offered in this Offering, page 55

3. We note your response to prior comment 10. Please file the form of warrant as an exhibit to your registration statement.
Condensed Consolidated Balance Sheet, page F-4

4. We have reviewed your response to prior comment 12 and it is unclear how you have revised your disclosure as you continue to classify the tablet hardware devices that are placed into service with customers as inventory. We repeat our prior comment to consider renaming your line item as you do not sell these tablet devices for revenue. Refer to ASC
         330-10-05-2.
Notes to the Consolidated Financial Statements
Note 3. Significant Accounting Policies
Subsequent Events, page F-12

5. We note you have addressed prior comment 14 by revising your disclosure to state the
         Company has evaluated subsequent events through January 6, 2021. This date is unclear in that the audit report on page F-21 is dated January 8, 2021. Please advise or revise accordingly and identify the nature of this date. Refer to ASC 855-10-50-1. In addition, you disclose in your subsequent events footnote on page F-19 that as of the date of this report, you have not filed a Form S-1. However, the Form S-1 was filed on the same date of the report. Please revise accordingly.
Note 10. Intangible Assets, page F-18

6. Your response to prior comment 15 appears to provide general factors to consider when estimating the useful life of an intangible asset. Please provide us with a detailed analysis that you used to determine the useful life of your intellectual property. Refer to ASC 350-
       40-35-5, noting paragraph e, that, "given the history of rapid changes in technology,
FirstName LastNamePaul Pereira
       software often has had a relatively short useful life." In addition, expand your intellectual
Comapany    NameAlfi,
       property policy Inc.
                       to clarify that items that you expense and amortize. Refer to ASC 350-40-
January25.
         21, 2021 Page 2
FirstName LastName
 Paul Pereira
FirstName
Alfi, Inc. LastNamePaul Pereira
Comapany
January  21,NameAlfi,
             2021     Inc.
January
Page  3 21, 2021 Page 3
FirstName LastName
Note 11. Inventory, page F-19

7. It is unclear how you responded to our prior comment 16. Please provide us with your analysis and guidance considered to conclude that these tablet devices have a useful life of less than one year.
Condensed Consolidated Balance Sheet, page F-22

8. In response to prior comment 13, we note you labeled the items in your interim balance sheet as related party, as applicable, but did not similarly identify related party items in your year-end balance sheets. On the face of your balance sheet, please identify the respective amounts as related party as noted in your related party note payable on page F-
         14. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.
Note 1. Business Description Background, page F-26

9. We have reviewed your response to prior comment 18 and it appears that you have not made any revisions in response to the comment. In this regard, your disclosure indicates that the Company was formed during 2018. However, the audit report and your financial statements appear to show a full year 2018. Please advise or revise accordingly.
Notes to the Condensed Consolidated Financial Statements, page F-26

10. It is unclear how you responded to our prior comment 19 since the disclosures were not revised. Please provide disclosure to show a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations. Similar concerns apply to your interim financial statements. Refer to ASC
         260-10-50.
Note 6. Income Taxes, page F-31

11. It is unclear how the Company responded to prior comment 20 since the disclosures were not revised. Expand your disclosure to explain the nature of your VAT tax refund and whether you received the cash amounts related to the VAT tax refund. In addition, please consider providing your VAT related disclosures in a separate footnote as these taxes are not income taxes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
 Paul Pereira
Alfi, Inc.
January 21, 2021
Page 4

Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNamePaul Pereira
                                                           Division of
Corporation Finance
Comapany NameAlfi, Inc.
                                                           Office of Technology
January 21, 2021 Page 4
cc:       Andrew M. Tucker
FirstName LastName